E I L Holdings Limited

Unit A, 17/F, Mai Wah Industrial Building

1-7 Wah Sing Street

Kwai Chung, Hong Kong

June 24, 2025

U.S. Securities & Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Attn: Nicholas Nalbantian and Donald Field

Re:	E I L Holdings Ltd.
Registration Statement on Form F-1
Initially Filed December 11, 2023, as amended
File No. 333-275977

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), E I L Holdings Limited (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form F-1 (File No. 333-275977), as amended, together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2023, be withdrawn, effective as of the date hereof. The reason for such withdrawal is that the Company has determined not to pursue the public offering to which the Registration Statement relates and will consider other alternatives. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 477(b), the Company understands that this request to withdraw the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted. Thank you for your assistance and cooperation in this matter.

Very truly yours,

/s/ Ronnie Kong Wai On
Ronnie Kong Wai On
Chief Executive Officer